Exhibit 99.3

Consolidated Financial Statements
December 31, 2021 and 2020

Management’s Responsibility for Financial Reporting
The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting and internal control responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management
directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Harpreet Dhaliwal

Leigh Curyer	Harpreet Dhaliwal
President and Chief Executive Officer	Chief Financial Officer
Vancouver, Canada
February 25, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
NexGen Energy Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated
statements of financial position of NexGen Energy Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year
period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
//s// KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
February 25, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
NexGen Energy Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited NexGen Energy Ltd.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis- Internal Controls Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
February 25, 2022

NexGen Energy Ltd.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian Dollars)

	As at December 31, 2021	As at December 31, 2020
Assets
Current assets

Cash	$201,804	$74,022
Marketable securities (Note 5)	9,315	—
Amounts receivable	1,178	304
Prepaid expenses and other assets	1,028	680

	213,325	75,006
Non-current assets
Exploration and evaluation assets (Note 6)	326,543	274,722
Property and equipment (Note 7)	6,619	7,579
Deposits	76	85

Total assets	$546,563	$357,392

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,499	$6,544
Lease liabilities (Note 9)	706	778

	8,205	7,322
Non-current liabilities
Convertible debentures (Note 8)	72,011	226,853
Long-term lease liabilities (Note 9)	2,463	3,253
Deferred income tax liabilities (Note 16)	2,536	712

Total liabilities	$85,215	$238,140

Equity
Share capital (Note 10)	$695,856	$255,953
Reserves (Note 10)	68,837	54,939
Accumulated other comprehensive income (loss)	1,895	(4,339)
Accumulated deficit	(332,980)	(212,302)

Equity attributable to NexGen Energy Ltd. shareholders	433,608	94,251
Non-controlling interests (Note 15)	27,740	25,001

Total equity	461,348	119,252

Total liabilities and equity	$546,563	$357,392

Nature of operations (Note 2)
Commitments (Note 14)
Subsequent events (Note 18)
These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2022.
The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.
Consolidated Statements of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian Dollars, except per share and share information)

	December 31,
	2021	2020
Expenses

Salaries, benefits and directors’ fees	$10,352	$5,632
Office, administrative, and travel	3,325	1,919
Professional fees and insurance	3,983	4,037
Depreciation (Note 7)	2,126	2,281
Share-based payments (Note 10)	31,389	9,748

	51,175	23,617
Finance income	(910)	(410)
Mark-to-market loss on convertible debentures (Note 8)	75,123	76,493
Interest expense on convertible debentures (Note 8)	3,729	13,371
Interest on lease liabilities (Note 9)	265	254
Gain on sale of assets (Note 5)	(3,595)	—
Foreign exchange loss	68	462
Other (income) loss	(29)	1

Loss before taxes	125,826	113,788
Deferred income tax expense (Note 16)	1,122	702

Net loss	126,948	114,490
Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk (Note 8)	336	2,888
Change in fair value of marketable securities (Note 5)	(5,772)	—
Deferred income tax expense (recovery) (Note 16)	701	(760)

Net comprehensive loss	$122,213	$116,618

Net loss attributable to:
Shareholders of NexGen Energy Ltd.	$119,087	$109,828
Non-controlling interests	7,861	4,662

	$126,948	$114,490

Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$116,869	$111,921
Non-controlling interests	5,344	4,697

	$122,213	$116,618

Loss per share attributable to NexGen Energy Ltd. shareholders
Basic and diluted loss per share	$0.26	$0.30
Weighted average common shares outstanding
Basic and diluted	459,287,424	370,530,748

The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	December 31,
	2021	2020

Net loss for the year:	$(126,948)	$(114,490)
Adjust for:
Depreciation (Note 7)	2,126	2,281
Share-based payments (Note 10)	31,389	9,748
Mark-to-market loss on convertible debenture (Note 8)	75,123	76,493
Interest expense on convertible debentures (Note 8)	3,729	13,371
Interest on lease liabilities (Note 9)	265	254
Deferred income tax expense	1,122	702
Unrealized foreign exchange loss	68	462
Gain on sale of assets (Note 5)	(3,595)	—
Non-cash costs of Debenture Issuance	—	355
Other non-cash items	(16)	1

Operating cash flows before working capital	(16,737)	(10,823)
Changes in working capital items:
Amounts receivable	(873)	306
Prepaid expenses and other	(329)	55
Accounts payable and accrued liabilities	1,151	(166)

Cash used in operating activities	$(16,788)	$(10,628)

Expenditures on exploration and evaluation assets (Note 6)	(45,733)	(18,057)
Proceeds on sale of assets	192	—
Acquisition of equipment	(1,181)	(186)
Deposits	9	10

Cash used in investing activities	$(46,713)	$(18,233)

Proceeds from bought-deal financing, net of share issuance costs (Note 10)	163,290	—
Proceeds from common share issuance on ASX, net of share issuance costs (Note 10)	1,039	—
Shares issued for cash from private placements, net of share issuance costs	—	24,585
Issuance of convertible debentures	—	28,791
Proceeds from exercise of options and warrants	30,988	7,422
Payment of lease liabilities (Note 9)	(1,003)	(955)
Interest paid on convertible debentures	(2,963)	(8,616)

Cash provided by financing activities	$191,351	$51,227

Foreign exchange loss on cash	(68)	(462)

Increase in cash	$127,782	$21,904

Cash, beginning of year	74,022	52,118
Increase in cash	127,782	21,904

Cash, end of year	$201,804	$74,022

Supplemental cash flow information (Note 11)
The accompany
i
ng notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.
Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except share information)

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non- controlling interests	Total

Balance at December 31, 2019	360,250,571	$218,788	$48,801	$(2,247)	$(103,502)	$161,840	$24,509	$186,349
Share-based payments (Note 10)	—	—	10,559	—	—	10,559	705	11,264
Shares issued on exercise of stock options	7,490,999	11,182	(4,421)	—	—	6,761	—	6,761
Shares issued for convertible debenture interest payments (Note 8)	1,948,348	4,737	—	—	—	4,737	—	4,737
Shares issued for cash from private placement (Note 10)	11,611,667	20,889	—	—	—	20,889	—	20,889
Shares issued for convertible debenture establishment fee (Note 8)	348,350	627	—	—	—	627	—	627
Shares issued for convertible debenture financing consent fee (Note 8)	180,270	355	—	—	—	355	—	355
Share issuance costs	—	(625)	—	—	—	(625)	—	(625)
Ownership changes relating to non-controlling interests	—	—	—	—	1,028	1,028	4,484	5,512
Net loss for the period	—	—	—	—	(109,828)	(109,828)	(4,662)	(114,490)
Other comprehensive loss	—	—	—	(2,092)	—	(2,092)	(35)	(2,127)

Balance at December 31, 2020	381,830,205	$255,953	$54,939	$(4,339)	$(212,302)	$94,251	$25,001	$119,252

Balance at December 31, 2020	381,830,205	$255,953	$54,939	$(4,339)	$(212,302)	$94,251	$25,001	$119,252
Share-based payments (Note 10)	—	—	31,346	—	—	31,346	5,300	36,646
Shares issued on exercise of stock options	10,020,001	43,084	(17,122)	—	—	25,962	—	25,962
Shares issued on converted debentures (Note 8)	48,083,335	230,301	—	—	—	230,301	—	230,301
Shares issued for convertible debentures interest payments (Note 8)	254,692	1,289	—	—	—	1,289	—	1,289
Shares issued on bought-deal financing, net of share issue costs (Note 10)	38,410,000	163,290	—	—	—	163,290	—	163,290
Shares issued on ASX, net of share issue costs (Note 10)	400,000	1,039	—	—	—	1,039	—	1,039
Shares issued for the Rook 1 property development (Note 10)	200,000	900	(326)	—	—	574	—	574
Ownership changes relating to non-controlling interests	—	—	—	—	2,425	2,425	2,783	5,208
Net loss for the period	—	—	—	—	(119,087)	(119,087)	(7,861)	(126,948)
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	—	—	—	4,016	(4,016)	—	—	—
Other comprehensive income	—	—	—	2,218	—	2,218	2,517	4,735

Balance at December 31, 2021	479,198,233	$695,856	$68,837	$1,895	$(332,980)	$433,608	$27,740	$461,348

The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

1.	REPORTING ENTITY
NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.
The Company is listed on the Toronto Stock Exchange (the “
TSX
”) and NYSE American exchange (the “
NYSE American
”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the
“ASX”
) under the symbol “NXG”.
In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company.
In
2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the
TSX-V.
As of December 31, 2021, NexGen owns 51% of IsoEnergy’s outstanding common shares (December 31, 2020 – 51%).

2.	NATURE OF OPERATIONS
As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2021, the Company had an accumulated deficit of $332,980 and working capital of $205,120. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties.
The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.
The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.
During 2020, the World Health Organization declared a global pandemic known as
COVID-19
and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the
COVID-19
outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s baseline engineering, environmental assessment and the ability to raise funds through debt and equity markets. To date, the Company’s operations and ability to raise funds have not been significantly impacted. The Company has implemented proper
COVID-19
protocols at each of its locations that are in line with the respective regional health authorities
COVID-19
guidelines.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

3.	BASIS OF PREPARATION
Statement of Compliance
These consolidated financial statements for the year ended December
31
,
2021
, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on February
24
,
2022
.
Basis of Presentation
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 8) and the marketable securities (Note 5). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Critical accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i)	Impairment
At the end of each financial reporting period the carrying amounts of the Company’s non-financial
assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021
and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(ii)	Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 10 for further details.

(iii)	Convertible debentures
The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and historical volatility. Certain inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Refer to Note 8 for further details.
The information about significant areas of judgment considered by management in preparing the financial statements is as follows:

(i)	Deferred tax assets
Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent it is probable that taxable income will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies. Refer to Note 16 for further details.

(ii)	Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

4.	SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and Presentation Currency
These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(b)	Consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries: NXE E nergy Royalty Ltd., NXE Energy SW1
Ltd., NXE Energy SW3
Ltd. and IsoEnergy. Shares of IsoEnergy were issued to third parties as part of financings since its inception, thereby resulting in the recognition of non-controlling
interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation. The following table sets forth the Company’s ownership percentage in each of its subsidiaries as of December 31,
2021:

Name of Subsidiary	Percentage Ownership as at December 31, 2021	Percentage Ownership as at December 31, 2020

NXE Energy Royalty Ltd.	100%	100%
NXE Energy SW1 Ltd.	100%	100%
NXE Energy SW3 Ltd.	100%	100%
IsoEnergy Ltd.	51%	51%

(c)	Cash
Cash includes deposits held with banks that are available on demand.

(d)	Exploration and evaluation assets
Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in the statement of net loss and comprehensive loss immediately.
Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.
Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance
with regulatory requirements.
Management regularly assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.
Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(e)	Equipment

(i)	Recognition and measurement
Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(ii)	Subsequent costs
The cost of replacing a part of an item in the carrying amount of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably.

(iii)	Depreciation
The carrying amounts of equipment (including initial and subsequent capital expenditures) are amortized to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation is calculated over the estimated useful lives of each significant component as follows:

- Computing equipment	55 % declining balance basis
- Software	55 % declining balance basis
- Field equipment	20 % declining balance basis
- Leasehold improvements	Lease term straight-line basis
- Road	5-year straight-line basis
- Lease right-of-use assets	Lease term straight-line basis
- Vehicles	2-year straight-line basis

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal
Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of equipment and are recognized in the statement of net loss and comprehensive loss.

(f)	Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
The contract involves the use of an identified asset. This may be specific, explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use; and

•
The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

The Company recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term. The estimated useful lives of the right-of-use
assets are determined on the same basis as those of the property and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in the statement of net loss and comprehensive loss i
f
the carrying amount of the
right-of-use
asset has been reduced to zero.
The Company has elected to apply the recognition exemption not to recognize right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value
assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

(g)	Impairment
An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata
basis.
The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

(h)	Decommissioning and Restoration Provisions
Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted at the market discount rate.
Over time the carrying value of the liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.
Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.
The Company did not have any decommissioning and restoration provisions for the years presented.

1
1

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(i)	Share Capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(j)	Share-based payments
The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.
At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees
and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments granted, otherwise share-based payment awards to non-employees
are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

(k)	Flow-through shares
Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and ii) share capital. Upon qualifying expenditures being incurred, the Company recognizes a deferred tax liability for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as exploration and evaluation assets and its tax base and the premium liability is reduced and recognized as a reduction of deferred tax expense. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is classified as a financial expense.

(l)	Loss per Share
Basic loss per share is calculated by dividing the loss attributable to the Company’s common shareholders for the year by the weighted average number of common shares outstanding during the year.
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.
Shares to be issued on existing stock options, warrants and convertible debenture have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same for the years presented.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(m)	Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of net loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Financial Instruments

(i)	Classification
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument
basis) to designate them as FVTOCI. The Company has elected to designate its investments in 92 Energy Pty. Ltd and International Consolidated Uranium Inc. as FVTOCI. International Consolidated Uranium Inc. has subsequently changed its name to Consolidated Uranium Inc. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them as FVTPL (such as the Convertible Debentures).
The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash	Amortized cost
Amounts receivable	Amortized cost
Marketable securities	FVTOCI
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(ii)	Measurement
Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss. The Company’s Marketable Securities have been recognized at FVTOCI (Note 5).
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss. The Company’s Convertible Debentures have been recognized at FVTPL
 (Note 8).

(iii)	Impairment of financial assets at amortized cost
Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive loss.
Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized in the consolidated statements of net loss.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

5.	MARKETABLE SECURITIES

a)	Clover, Gemini, and Tower uranium properties sale
In April 2021, the Company’s subsidiary, IsoEnergy, sold its interest in the Clover, Gemini and Tower uranium properties (“Properties”). As at December 31, 2021, IsoEnergy received cash of AUD $200 ($192) and 10,755,000 common shares of 92 Energy Pty Ltd. (“92 Energy”) at a price of $0.20 Australian Dollars (“AUD”) for a total value of AUD $2,151 ($2,068). The 92 Energy shares are held in escrow for 12 months from April 14, 2021. 92 Energy will be required to spend an aggregate of AUD $1,000 on exploration expenditures on the Properties prior to May 1, 2022. In addition, IsoEnergy will retain a 2% Net Smelter Return (“NSR”) on the Properties.
The Properties had a book value of $35, which resulted in a gain of $2,225:

Disposition of Properties
Marketable securities received	$2,068
Cash	192

Proceeds – disposition of properties	2,260
Cost – disposition of properties	(35)

Gain on sale of assets	$2,225

b)	Mountain Lake Option Agreement
In August 2021, the Company’s subsidiary, IsoEnergy, completed an option agreement (the “Option Agreement”) with International Consolidated Uranium Inc. (“ICU”) to grant ICU the option to acquire a 100% interest in IsoEnergy’s Mountain Lake uranium property in Nunavut, Canada (the “Option”).
Under the terms of the Option Agreement and as consideration, ICU issued
900,000
 common shares of ICU at a price of
$1.64
 per share for a total value of
$1,476,

and paid cash of
$20.
 The Option is exercisable, at ICU’s election, on or before the second anniversary of receipt of TSXV approval (August
3, 2023)

for additional consideration of
$1,000
 payable in cash or ICU shares. If the Option is exercised, IsoEnergy will be entitled to receive the following contingent payments in cash or ICU shares:

•	If the uranium spot price reaches US$50 per pound, IsoEnergy will receive an additional $410

•	If the uranium spot price reaches US$75 per pound, IsoEnergy will receive an additional $615

•	If the uranium spot price reaches US$100 per pound, IsoEnergy will receive an additional $820
The spot price contingent payments will expire 10 years following the date the Option is exercised.
The Mountain Lake property had a book value of $126, which resulted in a gain of $1,370:

Disposition of Properties
Marketable securities received	$1,476
Cash	20

Proceeds – disposition of properties	1,496
Cost – disposition of properties	(126)

Gain on sale of assets	$1,370

During the year ended December 31, 2021, the Company recognized a gain of $4,665 and $1,107, respectively associated with the mark to market valuation of the 10,775,000 shares of 92 Energy and 900,000 shares of ICU (December 31, 2020
 -
$nil and $nil) which is recorded in the consolidated statement of net loss and comprehensive loss. The fair value of the marketable securities held in 92 Energy common shares were $6,732 (December 31, 2020
 -
$nil), and ICU common shares were $2,583 (December 31, 2020
 -
$nil), for a total marketable securities value at December 31, 2021 of $9,315 (December 31, 2020
 -
$nil).

1
5

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

6.	E XPLORATION A ND E VALUATION A SSETS

(a)	Rook I Property
The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totaling 35,065 hectares.
The Rook I Project hosts the
100% owned
Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. During the year ended December 31, 2021, the Company filed a feasibility study for the Rook I Project.
NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims
S-113928
to
S-113933
(the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties
The Other Athabasca Basin Properties are a portfolio of early-stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c)	IsoEnergy Properties
The IsoEnergy Properties consist of
the following properties located in the Athabasca region of Saskatchewan:
(i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% NSR and 2% gross overriding royalty on diamonds
)
; (ii) a 100% interest in the Thorburn Lake Project

(subject to a 1% NSR and a 10% carried interest which can be converted to a 1% NSR at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Geiger property; (v) a 100% interest in the
Larocque
East property

that consists of 6 mineral claims constituting 16,780 hectares and includes the Hurricane Zone; (vi) a 100% interest in the Evergreen Property that constitutes 32,400 hectares; and (vii) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

1
6

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2020	$235	$1,458	$26,778	$28,471
Additions	—	—	27	27
Dispositions	—	—	(145)	(145)

Balance as at December 31, 2021	$235	$1,458	$26,660	$28,353
Deferred exploration costs
Balance at December 31, 2020	216,350	9,173	20,728	246,251
Additions:
General exploration and drilling	6,502	—	3,615	10,117
Environmental, permitting, and engagement	15,154	—	2	15,156
Technical, engineering and design	13,893	—	1	13,894
Geochemistry and assays	—	—	333	333
Geological and geophysical	116	7	775	898
Labour and wages	4,925	—	815	5,740
Share-based payments	3,696	—	1,561	5,257
Travel	305	—	239	544

Total Additions	44,591	7	7,341	51,939

Balance as at December 31, 2021	$260,941	$9,180	$28,069	$298,190

Total costs, December 31, 2021	$261,176	$10,638	$54,729	$326,543

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2019	$235	$1,458	$26,636	$28,329
Additions	—	—	142	142

Balance as at December 31, 2020	$235	$1,458	$26,778	$28,471
Deferred exploration costs
Balance at December 31, 2019	199,784	9,164	15,104	224,052
Additions:
General exploration and drilling	1,407	5	3,395	4,807
Environmental, permitting, and engagement	6,726	—	137	6,863
Technical, engineering and design	4,158	—	225	4,383
Geochemistry and assays	—	—	318	318
Geological and geophysical	—	4	31	35
Labour and wages	2,925	—	1,141	4,066
Share-based payments	1,281	—	235	1,516
Travel	69	—	142	211

Total Additions	16,566	9	5,624	22,199

Balance as at December 31, 2020	$216,350	$9,173	$20,728	$246,251

Total costs, December 31, 2020	$216,585	$10,631	$47,506	$274,722

1
7

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

7.	P ROPERTY A ND E QUIPMENT

	Computer Equipment	Software	Field equipment and Vehicles	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2019	$417	$939	$6,891	$3,007	$2,079	$13,333
Additions	34	121	23	2,135	—	2,313
Disposals	—	—	(92)	—	—	(92)

At December 31, 2020	$451	$1,060	$6,822	$5,142	$2,079	$15,554
Reclassification	—	—	(275)	275	—	—
Additions	46	295	98	858	—	1,297
Disposals	—	—	—	(494)	—	(494)

Balance as at December 31, 2021	$497	$1,355	$6,645	$5,781	$2,079	$16,357

Accumulated Depreciation
As at December 31, 2019	$292	$651	$2,964	$710	$1,128	$5,745
Depreciation	78	190	857	710	455	2,290
Disposals	—	—	(60)	—	—	(60)

At December 31, 2020	$370	$841	$3,761	$1,420	$1,583	$7,975
Reclassification	—	—	(193)	193	—	—
Depreciation	57	202	612	885	389	2,145
Disposals	—	—	—	(382)	—	(382)

Balance as at December 31, 2021	427	1,043	4,180	2,116	1,972	9,738

Net book value at December 31, 2020	$81	$219	$3,061	$3,722	$496	$7,579

Net book value at December 31, 2021	$70	$312	$2,465	$3,665	$107	$6,619

8.	CONVERTIBLE DEBENTURES

	2016 Debentures	2017 Debentures	2020 Debentures	IsoEnergy Debentures	Total
Fair value at December 31, 2019	$61,150	$58,431	$—	$—	$119,581
Fair value at issuance	—	—	20,262	7,630	27,891
Fair value adjustment	33,618	28,137	11,221	6,404	79,381

Fair value at December 31, 2020	$94,768	$86,568	$31,483	$14,034	$226,853
Fair value adjustment	30,291	18,674	15,427	11,067	75,459
Settlement with shares	(125,059)	(105,242)	—	—	(230,301)

Fair Value at December 31, 2021	$—	$—	$46,910	$25,101	$72,011

1
8

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(
expressed in thousands of Canadian dollars, except as otherwise stated)

The fair value of the debentures decreased from $226,853 on December 31, 2020 to $72,011 at December 31, 2021, resulting from the conversion of the 2016 and 2017 Debentures and a mark-to-market
loss of $75,459 for the year ended December 31, 2021 (December 31, 2020
 -
$79,381). The loss for the year ended December 31, 2021 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income of a loss of $336 (December 31, 2020
 -
$2,888) and the remaining amount recognized in the consolidated statement of loss for the year ended December 31, 2021 of $75,123 (December 31, 2020
 -
$76,493). The interest expense for the year ended December 31, 2021 was $3,729 (December 31, 2020
 -
$13,371).

2016 and 2017 Convertible Debentures
On February 18, 2021 and February 23, 2021, the holders of the 2016 and 2017 Debentures elected to convert their respective US$60 million aggregate principal amount of 7.5% uns
e
cured convertible debentures, both due to mature on July 22, 2022, into common shares of the Company. The Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures, respectively, and 89,729 and 87,316 common shares at a value of $849 relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures, respectively. The amounts recorded in
o
ther
c
omprehensive
i
ncome as a result of changes in credit risks of the 2016 and 2017 Debentures from inception through to conversion totaling losses of $4,016 were reclassified to accumulated deficit.
The fair value of the 2016 and 2017 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date. The closing share price on February 18, 2021 was $4.69 and $4.88 on February 23, 2021 and the conversion price for the 2016 Debentures was US$2.33 and US$2.69 for the 2017 Debentures. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.
2020 Convertible Debentures
On May 27, 2020, the Company issued US$

million principal amount of unsecured convertible debentures (the “2020 Debentures”). The Company received proceeds of $20,889 (US$15 million) and a 3% establishment fee of $627 (US$450) was paid to the debenture holders through the issuance of 348,350 common shares and a consent fee of $355 was paid to the investors of the 2016 and 2017 Debentures in connection with the financing through the issuance of 180,270 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,262 (US$14,550). During the year ended December 31, 2021, the Company issued an aggregate of
 77,647
shares for a value of
$440
and paid a total of
$943
(US
$750
)
associated
with the interest payment. The fair value of the shares issued for interest was based on the closing share price on the dates of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss. The 2020 Debentures bear interest at a rate of 7.5% per annum,

payable semi-annually in

US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to
 5% per annum) is payable in cash

and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the

Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The

2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021	December 31, 2020
Volatility	40.00%	38.00%
Expected life in years	3.41 years	4.41 years
Risk free interest rate	1.78%	0.74%
Expected dividend yield	0%	0%
Credit spread	16.88%	19.53%
Underlying share price of the Company	$5.54	$3.51
Conversion exercise price	$2.34	$2.34
Exchange rate (C$:US$)	$0.791	$0.785

IsoEnergy Debentures
On August 18, 2020, IsoEnergy entered into a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. IsoEnergy received gross proceeds of $7,902 (US$6,000). A 3% establishment fee of $272 (US$180) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,630 (US$
5,820
). During the year ended December 31, 2021, IsoEnergy incurred interest expense of $249, of which $174 was settled in cash and the balance through the issuance of 40,026 IsoEnergy shares.
The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021	December 31, 2020
Volatility	50.00%	46.00%
Expected life in years	3.6 years	4.6 years
Risk free interest rate	1.78%	0.79%
Expected dividend yield	0%	0%
Credit spread	21.86%	21.70%
Underlying share price of IsoEnergy	$3.74	$1.87
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.791	$0.785

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

9.	LEASES

(a)	Right-of-use assets

	December 31, 2021	December 31, 2020
Right-of-use assets, beginning of period	$3,544	$2,217
Additions	29	2,069
Disposals	(147)	—
Depreciation	(786)	(742)

Balance, end of period	$2,640	$3,544

The
right-of-use
assets recognized by the Company are comprised of $2,639 (December 31, 2020
 -
$3,463) related to corporate office leases and $1 (December 31, 2020
 -
$81) related to vehicles and are included in the office, furniture and leasehold improvements category and the field equipment and vehicles category, respectively in Note 7.

(b)	Lease liabilities

	December 31, 2021	December 31, 2020
Lease liabilities, beginning of period	$4,031	$2,645
Additions	—	2,121
Terminations	(124)	(34)
Interest expense on lease liabilities	265	254
Payment of lease liabilities	(1,003)	(955)
Balance, end of period	$3,169	$4,031

Current portion	706	778
Non-current portion	2,463	3,253

Balance, end of perio d	$3,169	$4,031

The undiscounted values of the lease liabilities as at December 31, 2021 was $5,268 (December 31, 2020
 -
$6,889).

(c)	Amounts recognized in consolidated statements of net loss

	Year ended December 31,
	2021	2020
Expense relating to short-term leases	$1,975	$2,305
Expense relating to variable lease payments	$417	$384
The Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use
assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to the drilling companies for the year ended December 31, 2021 were $1,975 (December 31, 2020
 -
$2,305).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

10.	S HARE C APITAL

(a)	Authorized capital
Unlimited common shares without par value.
Unlimited preferred shares without par value.
For the year ended December 31, 2021:
Share issuances during the year ended December 31, 2021 were:
On February 3, 2021 and February 23, 2021, the Company issued an aggregate of 200,000 common shares to arm’s length parties to advance the development of the Rook 1 property at a fair value of $900.
On February 18, 2021 and February 23, 2021, the Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures at a fair value of $125,059 and $105,242, respectively.

In addition, 89,729 and 87,316 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures at a fair value of $407 and $442, respectively.
On March 11, 2021, the Company completed a bought deal financing where 33,400,000 common shares of the Company were issued at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150,300. On March 16, 2021, the Company closed the over-allotment of 5,010,000 common shares of the Company at the Offering Price for additional proceeds of $22,545. In connection with the financing, $9,555 was incurred for share issue costs.
On June 10, 2021, the Company issued 40,829 shares relating to the interest payment on the 2020

Debentures

at a fair value of $
238
(Note
8)
.
On June 30, 2021, the Company issued 400,000 common shares at a price of AUD $5.60 for total proceeds of $2,074 in relation to its public listing on the ASX. In connection with the financing, $1,035 was incurred for share issuance costs.
On December 10, 2021, the Company issued 36,818 shares relating to the interest payment on the 2020

D
ebentures

at a fair value of $
202
(Note
8)
.
For the year ended December 31, 2020:
On May 27, 2020, the Company completed a financing that consisted of a US$15 million private placement of common shares and US$15 million of the 2020 Debentures (Note 8). In connection with the financing the Company issued 11,611,667 common shares at a price of $1.80 for the private placement for gross proceeds of $20,901, 348,350 common shares at a price of $1.80 for a fair value of $627 for the establishment fees of the 2020 Debentures, and 180,270 common shares at a deemed price of $1.97 for a fair value of $355 for a consent fee to the investors of the 2016 and 2017 debentures in connection with the 2020 Debentures financing.
On June 8, 2020, the Company issued 1,092,142 common shares at a fair value of $2,152 to the convertible debenture holders for the share portion of the debenture interest payment.
On December 10, 2020, the Company issued 856,206 common shares with a fair value of $2,585 to the convertible debenture holders for the share portion of the debenture interest payment.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

(b)	Share options
Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.
The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.
A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2019	36,617,495	$2.14
Granted	9,555,000	2.54
Exercised	(7,490,999)	0.90
Expired	(2,208,334)	2.75

At December 31, 2020	36,473,162	$2.47
Granted	17,400,000	5.61
Exercised	(10,020,001)	2.59
Expired	(266,666)	2.18
Forfeited	(150,001)	5.84

At December 31, 2021 – Outstanding	43,436,494	$3.69

At December 31, 2021 – Exercisable	28,868,138	$3.05

The following table summarizes information about the exercisable share options outstanding as at December 31, 2021:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,455,000	2,455,000	3.39	0.95	December 14, 2022
75,000	75,000	2.39	1.28	April 13, 2023
3,450,000	3,450,000	2.85	1.44	June 8, 2023
100,000	100,000	2.66	1.47	June 20, 2023
720,482	720,482	2.49	1.64	August 21, 2023
2,375,000	2,375,000	2.41	2.00	December 31, 2023
500,000	500,000	2.27	2.22	March 21, 2024
250,000	250,000	2.22	2.24	March 27, 2024
3,250,000	3,250,000	1.92	2.45	June 12, 2024
188,679	188,679	1.59	2.53	August 16, 2024
3,667,334	3,667,334	1.59	2.98	December 24, 2024
4,375,000	2,883,326	1.80	3.45	June 12, 2025
4,846,666	3,219,992	3.24	3.95	December 11, 2025
250,000	83,333	5.16	4.13	February 16, 2026
650,000	216,666	4.53	4.25	April 1, 2026
8,973,333	2,996,659	5.84	4.44	June 10, 2026
7,310,000	2,436,667	5.44	4.96	December 14, 2026

43,436,494	28,868,138	3.69	2.90

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the year ended
	December 31, 2021	December 31, 2020
Expected stock price volatility	60.42%	61.35%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	1.03%	0.44%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$2.88	$1.29
Weighted average exercise price	$5.61	$2.54
Share-based payments for options vested for the year ended December 31, 2021 amounted to $36,646 (December 31, 2020 – $11,264) of which $31,389 (December 31, 2020 – $9,748) was expensed to the statement of net loss and comprehensive loss and $5,257 (December 31, 2020

-
$1,516) was capitalized to exploration and evaluation assets (Note 6).

11.	SUPPLEMENTAL CASH FLOW INFORMATION
The Company did not have any cash equivalents as at December 31, 2021 and December 31, 2020.

a)	Schedule of non-cash investing and financing activities:

	Year ended December 31
	2021	2020

Capitalized share-based payments	$5,257	$1,516
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	5,681	5,264
Interest expense included in accounts payable and accrued liabilities	79	788
Share consideration on sale of properties (Note 5)	3,544	—

12.	RELATED PARTY TRANSACTIONS
The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the year ended December 31
	2021	2020

Short-term compensation (1)	$6,214	$4,772
Share-based payments (2)	29,231	8,624
Consulting fees (3) (4)	212	130

	$35,657	$13,526

(1)
Short-term compensation to key management personnel for the year ended December 31, 2021 amounted to $6,214 (2020
 - $
4,772) of which $5,954 (2020

-
$4,122) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $260 (2020

-
$650) was capitalized to exploration and evaluation assets.

(2)
Share-based payments to key management personnel for the year ended December 31, 2021 amounted to $29,231 (2020

-

$8,624) of which $28,766 (2020

-
$8,451) was expensed and $465 (2020

-
$173) was capitalized to exploration and evaluation assets
.

(3)
The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the year ended December 31, 2021 amounting to $130 (2020

-
$130).

(4)	The Company used consulting services from a company associated with one of its employees in relation to various studies for the year ended December 31, 2021 amounting to $82 (2020 - $nil).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

As

at December 31, 2021, there was $58 (December 31, 2020

-
$45) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

13.	CAPITAL MANAGEMENT
The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.
In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.
The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.
The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.
In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.
Capital, as defined above, is summarized in the following table:

	December 31, 2021	December 31, 2020

Equity	$461,348	$119,252
Convertible debentures (Note 8)	72,011	226,853
	533,359	346,105
Less: Cash	(201,804)	(74,022)

	$331,555	$272,083

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company’s financial instruments consist of cash, marketable securities, amounts receivable, accounts payable and accrued liabilities and convertible debentures.
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.
The three levels of the fair value hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – inputs that are not based on observable market data.
The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The marketable securities are
re-measured
at fair value at each reporting date with any change in fair value recognized in other comprehensive income (Note 5). The marketable securities are classified as Level 1.
The convertible debentures are
re-measured
at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 8). The convertible debentures are classified as Level 2.
Financial Risk
The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable.
The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.
The Company’s maximum exposure to credit risk is as
follows:

	December 31, 2021	December 31, 2020

Cash	$201,804	$74,022
Amounts receivable	1,178	304

	$202,982	$74,326

Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2021, NexGen had cash of $201,804 to settle current liabilities of $8,205.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

The Company’s significant undiscounted commitments at December 31, 2021 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$7,499	$—	$—	$—	$7,499
Convertible debentures (Note 8)	—	72,011	—	—	72,011
Lease liabilities (Note 9)	1,348	3,920	—	—	5,268

	$8,847	$75,931	$—	$—	$84,778

Foreign Currency Risk
The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2020 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.
The Company is exposed to foreign exchange risk on its US dollar denominated 2020 Debentures and IsoEnergy Debentures. At maturity, the US$21 million principal amount of the 2020 Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2020 Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2020 Debentures and IsoEnergy Debentures more costly to repay.
As at December 31, 2021, the Company’s US dollar net financial liabilities were US$44,259. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $5,611 change in net loss and comprehensive loss.
The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Equity and Commodity Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.
Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.
Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term
nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December
31
,
2021
. The Company manages interest rate risk by maintaining an investment policy for short-term
investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The
2020
Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$
21
 million, carry fixed interest rates of
7.5
% and
8.5
% respectively and are not subject to interest rate fluctuations.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

15.	NON-CONTROLLING INTERESTS
As at December 31, 2021, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 51% of IsoEnergy’s outstanding common shares (December 31, 2020 – 51%) (Note 4(b)).
For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly
owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the loss and comprehensive loss attributable to non-controlling
interests in the consolidated statements of loss and comprehensive loss.
Summarized financial information for IsoEnergy Ltd. is as follows:

	2021	2020
Cash	$13,617	$14,035
Other current assets	236	265
Marketable securities	9,315	—
Non-current assets	61,022	53,923

Total assets	$84,190	$68,223

Current liabilities	641	305
Non-current liabilities	27,636	14,831

Total liabilities	$28,277	$15,136

Loss from operations	$15,781	$9,543
Loss and comprehensive loss	$10,819	$9,616
Net cash flow from operating activities	(2,751)	(2,532)
Net cash flow from investing activities	(5,336)	(5,664)
Net cash flow from financing activities	7,669	15,643

Net increase (decrease) in cash	$(418)	$7,447

During the year ended December 31, 2021, the Company exercised 5,223,689 warrants of IsoEnergy at $0.60 per share for total outlay of $3,134 (December 31, 2020 – nil warrants for $nil outlay). As at December 31, 2021, the non-controlling
interests in IsoEnergy was $27,740 (December 31, 2020 – $25,001).

16.	INCOME TAXES
A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020
Net loss for the year	$(125,826)	$(113,788)
Statutory rate	27.00%	27.00%

Expected income tax recovery	$(33,973)	$(30,722)
Permanent differences	8,348	1,758
Impact of flow-through shares	1,080	922
Impact of loss recognized in other comprehensive income	79	760
Impact of loss on convertible debt	20,572	13,401
Change in unrecognized deductible temporary differences	5,064	14,585
Other	(48)	—

Deferred income tax expense	$1,122	$702

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

The Company’s incom
e
 tax expense is comprised of the following:

	2021	2020
Deferred income tax expense	$1,122	$702

Total	$1,122	$702

The Company’s deferred tax items recognized in OCI during the year:

	2021	2020
Change in fair value of convertible debentures attributable to the change in credit risk	$(79)	$(760)
Change in fair value of marketable securities	780	—

Tota l	$701	$(760)

The tax effects of temporary diff
e
rences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2021	2020
Exploration and evaluation assets	$26,258	$15,372
Convertible debentures	241	97
Non-capital losses	(24,501)	(14,450)
Share issuance costs	(168)	(249)
Equipment	(74)	(58)
Marketable securities	780	—

Net deferred tax liabilitie s	$2,536	$712

Movement in the Company’s deferred tax liability balance in the year is as follows:

	2021	2020
Opening balance	$712	$725
Recognized in income tax expense	1,122	930
Recognized in OCI/equity	702	(943)

Net deferred tax liabilities	$2,536	$712

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2021	Expiry Date Range	2020	Expiry Date Range
Non-capital losses available for future periods	$121,471	2029 to 2041	$100,434	2029 to 2040
Net capital losses	—	No expiry	355	No expiry
Share issuance costs	9,672	—	3,069	—
Equipment	765	—	987	—
Donations	133	2022 to 2026	48	2021 to 2025
Tax attributes are subject to review, and potential adjustment, by tax authorities.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(expressed in thousands of Canadian dollars, except as otherwise stated)

17.	SEGMENTED INFORMATION
The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current
assets are located in Canada.

18.	SUBSEQUENT EVENTS
Subsequent to December 31, 2021, 94,227 stock options were granted, and 125,000 stock options exercised for gross proceeds of $350.